UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for 28 September 2007
Commission File Number 1-31615
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-_______________.
Enclosures: Dealings in securities by the company secretary of Sasol Limited and directors of a major subsidiary of Sasol Limited during September 2007:

1.  13 September
2.  14 September
3.  18 September
4.  19 September
5.  20 September
6.  21 September
7.  21 September
8.  25 September
9.  28 September

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")
DEALING IN SECURITIES BY DIRECTORS OF A MAJOR SUBSIDIARY OF SASOL
LIMITED
In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transactions in securities of Sasol Limited ("the Company") by directors of a major subsidiary of the Company:
Name A de Klerk
Office held Director of Sasol
Synfuels (Pty) Limited
Company Sasol Limited
Date transaction effected 12 September 2007
Option offer date 30 August 2000
Option offer price R54,00
Exercise date 10 December 2002
Exercise price R94,80
Selling price per share R291,63
Number of shares 5 000
Total value R1 458 150
Class of shares Ordinary no par value
Nature of transaction Sale of shares
pursuant to
implementation of
options
Nature and extent of Director’s interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes

Name C P Buys
Office held Director of Sasol
Synfuels (Pty) Limited
Company Sasol Limited
Date transaction effected 12 September 2007
Option offer date 28 September 1998
Option offer price R25,10
Exercise date 28 October 1998
Exercise price R27,60
Selling price per share R296,00
Number of shares 2 100
Total value R621 600
Class of shares Ordinary no par value
Nature of transaction
Sale of shares
pursuant to
implementation of
options
Nature and extent of Director’s interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes
Name C P Buys
Office held Director of Sasol
Synfuels (Pty) Limited
Company Sasol Limited
Date transaction effected 12 September 2007
Option offer date 20 April 2000
Option offer price R38,05
Exercise date 5 May 2000
Exercise price R41,10
Selling price per share R296,00
Number of shares 1 900
Total value R562 400
Class of shares Ordinary no par value
Nature of transaction Sale of shares
pursuant to
implementation of
options
Nature and extent of Director’s interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes

Name C P Buys
Office held Director of Sasol
Synfuels (Pty) Limited
Company Sasol Limited
Date transaction effected 12 September 2007
Option offer date 30 August 2000
Option offer price R54,00
Exercise date 12 September 2000
Exercise price R55,00
Selling price per share R295,00
Number of shares 3 200
Total value R944 000
Class of shares Ordinary no par value
Nature of transaction
Sale of shares
pursuant to
implementation of
options
Nature and extent of Director’s interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes
Name C P Buys
Office held Director of Sasol
Synfuels (Pty) Limited
Company Sasol Limited
Date transaction effected 12 September 2007
Option offer date 5 September 2001
Option offer price R78,70
Exercise date 6 September 2001
Exercise price R82,90
Selling price per share R295,00
Number of shares 8 500
Total value R2 507 500
Class of shares Ordinary no par value
Nature of transaction
Sale of shares
pursuant to
implementation of
options
Nature and extent of Director’s interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes

Name C P Buys
Office held Director of Sasol
Synfuels (Pty) Limited
Company Sasol Limited
Date transaction effected 12 September 2007
Option offer date 10 September 2003
Option offer price R89,50
Exercise date 17 September 2003
Exercise price R90,40
Selling price per share R295,00
Number of shares 1 400
Total value R413 000
Class of shares Ordinary no par value
Nature of transaction
Sale of shares
pursuant to
implementation of
options
Nature and extent of Director’s interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes
13 September 2007
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")
DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF SASOL
LIMITED
In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transaction in securities of Sasol Limited ("the Company") by a director of a major subsidiary of the Company:
Name R van Rooyen
Office held Director of Sasol
Synfuels (Pty) Limited
Company Sasol Limited
Date transaction effected 13 September 2007
Option offer date 10 September 2002
Option offer price R117,00
Exercise date 28 April 2005
Exercise price R141,00
Number of shares 3 100
Exercise date 20 September 2005
Exercise price R223,00
Number of shares 9 300
Selling price per share R295,01
Total number of shares 12 400
Total value R3 658 124
Class of shares Ordinary no par value
Nature of transaction Sale of shares
pursuant to
implementation of
options
Nature and extent of Director’s interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes

14 September 2007
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")
DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF SASOL
LIMITED
In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transactions in securities of Sasol Limited ("the Company") by a director of a major subsidiary of the Company:
1. Name P B de Wet
Office held Director of Sasol
Synfuels (Pty) Limited
Company Sasol Limited
Date transaction effected 18 September 2007
Option offer date 16 January 2001
Option offer price R54,10
Exercise date 22 January 2001
Exercise price R53,00
Number of shares 4 100
Total value R221 810
Class of shares Ordinary no par value
Nature of transaction purchase of shares
pursuant to
implementation of
options
Nature and extent of Director’s interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes
2. Name P B de Wet
Office held Director of Sasol
Synfuels (Pty) Limited
Company Sasol Limited
Date transaction effected 18 September 2007
Option offer date 17 October 2003
Option offer price R90,00
Exercise date 28 October 2003
Exercise price R89,05
Number of shares 2 600
Total value R234 000
Class of shares Ordinary no par value
Nature of transaction purchase of shares
pursuant to
implementation of
options
Nature and extent of Director’s interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes
18 September 2007
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")
DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF SASOL
LIMITED
In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transaction in securities of Sasol Limited ("the Company") by a director of a major subsidiary of the Company:
Name H Wenhold
Office held Director of Sasol
Synfuels (Pty) Limited
Company Sasol Limited
Date transaction effected 18 September 2007
Option offer date 28 September 1998
Option offer price R25,10
Exercise date 30 October 1998
Exercise price R27,45
Number of shares 1 900
Total value R580 469
Class of shares Ordinary no par value
Nature of transaction sale of shares
pursuant to
implementation of
options
Nature and extent of Director’s interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes

19 September 2007
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")
DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF SASOL
LIMITED
In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transaction in securities of Sasol Limited ("the Company") by a director of a major subsidiary of the Company:
Name A de Klerk
Office held Director of Sasol
Synfuels (Pty) Limited
Company Sasol Limited
Date transaction effected 19 September 2007
Option offer date 30 August 2000
Option offer price R54,00
Exercise date 10 December 2002
Exercise price R94,30
Number of shares 5 000
Selling price per share R318,00
Total value R1 590 000
Class of shares Ordinary no par value
Nature of transaction sale of shares
pursuant to
implementation of
options
Nature and extent of Director’s interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes

20 September 2007
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")
DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF SASOL
LIMITED
In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transaction in securities of Sasol Limited ("the Company") by a director of a major subsidiary of the Company:
Name A de Klerk
Office held Director of Sasol
Synfuels (Pty) Limited
Company Sasol Limited
Date transaction effected 21 September 2007
Option offer date 05 September 2001
Option offer price R78,70
Exercise date 19 September 2001
Exercise price R76,50
Number of shares 10 000
Selling price per share R326,00
Total value R3 260 000
Class of shares Ordinary no par value
Nature of transaction sale of shares
pursuant to
implementation of
options
Nature and extent of Director’s interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes

21 September 2007
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")
DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF SASOL
LIMITED
In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transactions in securities of Sasol Limited ("the Company") by a director of a major subsidiary of the Company:
1. Name R van Rooyen
Office held Director of Sasol
Synfuels (Pty) Limited
Company Sasol Limited
Date transaction effected 20 September 2007
Option offer date 11 June 2001
Option offer price R76,70
Exercise date 18 September 2001
Exercise price R79,00
Number of shares 9 600
Total value R736 320
Class of shares Ordinary no par value
Nature of transaction purchase of shares
pursuant to
implementation of
options
Nature and extent of Director’s interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes

2. Name R van Rooyen
Office held Director of Sasol
Synfuels (Pty) Limited
Company Sasol Limited
Date transaction effected 20 September 2007
Option offer date 09 September 2004
Option offer price R111,20
Exercise date 23 September 2004
Exercise price R122,61
Number of shares 5 500
Selling price per share R325,26
Total value R1 788 930
Class of shares Ordinary no par value
Nature of transaction sale of shares
pursuant to
implementation of
options
Nature and extent of Director’s interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes

21 September 2007
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")
DEALING IN SECURITIES BY THE COMPANY SECRETARY OF THE COMPANY

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transaction in securities of Sasol Limited ("the Company") by the company secretary of the
Company:
Name N L Joubert
Office held Company secretary
Company Sasol Limited
Date transaction effected 21 September 2007
Option offer date 05 September 2001
Option offer price R78,70
Exercise date 21 September 2007
Exercise price R316,00
Number of shares 7 400
Selling price per share R324,00
Total value R2 397 600
Class of shares Ordinary no par value
Nature of transaction sale of shares
pursuant to
implementation of
options
Nature and extent of Company secretary’s
interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes

25 September 2007
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")
DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF SASOL
LIMITED
In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transaction in securities of Sasol Limited ("the Company") by a director of a major subsidiary of the Company:
1. Name H C Brand
Office held Director of Sasol
Synfuels (Pty) Limited
Company Sasol Limited
Date transaction effected 27 September 2007
Option offer date 28 September 1998
Option offer price R25,10
Exercise date 28 October 1998
Exercise price R27,60
Number of shares 1 100
Total value R27 610
Class of shares Ordinary no par value
Nature of transaction purchase of shares
pursuant to
implementation of
options
Nature and extent of Director’s interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes

28 September 2007
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 28 September 2007
By: /s/ N L Joubert
Name:    Nereus Louis Joubert
Title:      Company Secretary